UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number        001-35482
CUSIP Number     [_________]

(Check One):     ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q ☐ Form 10-D   ☐ Form N-SAR
☐ Form N-CSR

For period ended:  September 30, 2016

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: __________________________________________________________

PART I — REGISTRANT INFORMATION

Erickson Incorporated
Full Name of Registrant

Former Name if Applicable
5550 SW Macadam Avenue, Suite 200
Address of Principal Executive Officer
Portland, Oregon 97239
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☐	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Erickson Incorporated (“Erickson” or the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 (the “Form 10-Q”) within the prescribed time period or within the five day calendar extension permitted by the applicable rules of the Securities and Exchange Commission (the “SEC”). As previously disclosed in the Company’s Current Report on Form 8-K filed with the SEC on November 9, 2016 (the “Current Report”), on November 8, 2016, the Company and its subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions under Chapter 11 of Title 11 of the United States Code (the “Code”) in the United States Bankruptcy Court for the Northern District of Texas, Dallas Division (the “Bankruptcy Court”) (In re Erickson Incorporated, et al, Case No. 16-34393). The Debtors are managing their businesses as “debtors in possession” under the jurisdiction of the Bankruptcy Court and pursuant to the provisions of the Bankruptcy Code.

In addition, as previously disclosed in the Current Report, the Company has concluded that its previously issued consolidated financial statements for the years ended December 31, 2015 and 2014 and its quarterly information for each of the quarterly and year-to-date periods ended March 31, June 30 and September 30 for the years 2015 and 2014, and the quarterly and year-to-date periods ended March 31 and June 30, 2016 should no longer be relied upon because of certain errors within the financial statements.

The Company has been required to devote its extremely limited financial and human resources, including its accounting and financial reporting resources, to matters relating to the bankruptcy filing. As a result, the Company is unable to correct the financial statements described above and prepare the financial statements for the fiscal quarter ended September 30, 2016 that are required to be included in the Form 10-Q without unreasonable effort and expense.

During the pendency of the Chapter 11 Cases, the Company will adopt a modified reporting program with respect to its reporting obligations under the federal securities laws. In lieu of continuing to file Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K under Section 15(d) of the Securities Exchange Act of 1934, the Company will each month file with the SEC a Current Report on Form 8-K that will have attached to it the monthly financial reports required by the Bankruptcy Court. The Company will be conferring with the Office of the United States Trustee in Texas regarding the specific timing for filing monthly operating reports in the Chapter 11 Cases. The Company will continue to file Current Reports on Form 8-K as is required by the federal securities laws. The Company believes that this modified reporting program is consistent with the protection of its investors.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Craig Eastwood	503	505-5829
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☐ Yes ☒ No

As described above, the Company’s periodic reports which contain consolidated financial statements for the years ended December 31, 2016 and 2014 and for each of the quarterly and year-to-date periods ended March 31, June 30 and September 30 for the years 2015 and 2014, and the quarterly and year-to-date periods ended March 31 and June 30, 2016 should no longer be relied upon because of certain errors within the financial statements, and the Company has not filed periodic reports to correct those errors.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes   ☐   No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As more fully discussed in Part III hereof and in the Company’s Current Report, the Company has concluded that its previously issued consolidated financial statements for the years ended December 31, 2015 and 2014 and its quarterly financial information for each of the quarterly and year-to-date periods ended March 31, June 30, and September 30, for the years 2015 and 2014, and the quarterly and year-to-date periods ended March 31 and June 30, 2016 should no longer be relied on because of certain errors within the financial statements, including an estimated $13.8 million understatement of current liabilities and return-to-service expense through June 30, 2016. The Company has not completed its analysis in respect to the errors, nor has any of the data been subject to any audit procedures.

The Company is unable to provide a reasonable estimate of the changes in results of operations for the quarter ended September 30, 2016 because, as described in Part III of this Form 12b-125, which is incorporated by reference herein, the Company has not completed its analysis in respect to the errors described above and is unable to prepare and review all necessary financial information for such periods.

Forward-Looking Statements

This Notification on Form 12b-25 contains forward-looking statements related to the Company’s expected results of operations for the fiscal periods discussed above.  These statements are based on current expectations as of the date of this Notification and involve a number of risks and uncertainties, which may cause actual results to differ from such estimates.  The risks include, but are not limited to, adjustments resulting from the completion of the Company of its review and preparation of its financial statements.

ERICKSON INCORPORATED
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	November 15, 2016	By	/s/ David Lancelot

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).